Exhibit (a)(2)

UNIOIL

3817 Carson Avenue

Evans, Colorado 80620

November 3, 2006

Dear Stockholder:

We are pleased to inform you that on October 19, 2006, Unioil (“Unioil”) entered into a Tender Offer Agreement (the “Tender Offer Agreement”) with Petroleum Development Corporation (“PDC”) and Wattenberg Acquisition Corporation (“Sub”), a wholly owned subsidiary of PDC. As provided in the Tender Offer Agreement, Sub today commenced a tender offer (the “Offer”) to purchase all outstanding shares of Unioil’s common stock (the “Shares”) at a price of $1.91 per Share, net to the seller in cash, without interest thereon (the “Offer Price”). The Offer is subject to the terms and conditions in the Offer to Purchase and the related Letter of Transmittal that are included in Sub’s offering materials. As provided in the Tender Offer Agreement and subject to the satisfaction or waiver of certain conditions, the Offer will be followed by a merger (the “Merger”) of Sub with and into Unioil, and all Shares not purchased in the Offer (other than Shares held by Sub, by dissenting stockholders or by Unioil) will be converted into the right to receive the same price per Share as stockholders received in the Offer.

Your Board of Directors unanimously approved the Tender Offer Agreement, the Offer and the Merger and has determined that the terms of each are fair to, and in the best interests of, Unioil and its stockholders. Accordingly, the Board recommends that stockholders accept the Offer and tender their Shares in the Offer.

Attached is a copy of the Schedule 14D–9 filed by Unioil with the Securities and Exchange Commission. The Schedule 14D–9 describes the reasons for your Board of Directors’ recommendation and contains other important information relating to the Offer. Also enclosed is the Offer to Purchase, dated November 3, 2006, of Sub, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions on how to tender your Shares. We urge you to read the Schedule 14D–9 and the enclosed materials carefully.

Sincerely,

Charles E. Ayers, Jr.

Chairman, Chief Executive Officer

and President